================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                        BURNHAM PACIFIC PROPERTIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE                                    12232C108
--------------------------------------------------------------------------------
(Title of class of securities)                                 (CUSIP number)

                            JEFFREY J. WEINBERG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                 (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  JUNE 16, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                              (Page 1 of 18 Pages)

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#571884 v3.

---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 2 of 18
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP
                    I.R.S. IDENTIFICATION NOS.                                     31-1382356
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,386,000
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,386,000
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,386,000

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       4.3%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 3 of 18
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JUBILEE LIMITED PARTNERSHIP III
                    I.R.S. IDENTIFICATION NOS.                                     31-1487226
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               BK

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             OHIO

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,219,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       1,219,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,219,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       3.8%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         PN

------------------- ------------------------------------------------- --------------------------------------------------------------


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 4 of 18
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN PROFESSIONAL ASSET MANAGEMENT CORP.
                    I.R.S. IDENTIFICATION NOS.                                     31-1289300
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,605,800
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,605,800

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,605,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       8.2%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 5 of 18
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       JAY L. SCHOTTENSTEIN
                    I.R.S. IDENTIFICATION NOS.                                     ###-##-####
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               NOT APPLICABLE

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             USA

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            0
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          2,902,600
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       0
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     2,902,600

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       2,902,600

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       9.1%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         IN

------------------- ------------------------------------------------- --------------------------------------------------------------



---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    12232C108                                    13D                        Page 6 of 18
---------------------------- ----------------------------------------              -------------------------------------------------

------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       SCHOTTENSTEIN STORES CORPORATION
                    I.R.S. IDENTIFICATION NOS.                                     31-0820773
                    OF ABOVE PERSONS:
------------------- ----------------------------------------------------------------------------------------- ----------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ----------------------------------------------------------------------------------------- ----------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- ------------------------------------------------- --------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             DELAWARE

---------------------------- ------- --------------------------------------------- -------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            296,800
          SHARES
                             ------- --------------------------------------------- -------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                          0
         OWNED BY
                             ------- --------------------------------------------- -------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       296,800
         REPORTING
                             ------- --------------------------------------------- -------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                     0

------------------- -------------------------------------------------------------- -------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       296,800

------------------- ----------------------------------------------------------------------------------------- ----------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- ----------------------------------------------------------------------------------------- ----------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       0.9%

------------------- ------------------------------------------------- --------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         CO

------------------- ------------------------------------------------- --------------------------------------------------------------

                  This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D"), filed on June 7, 1999, by Jubilee Limited Partnership ("JLP"), Jubilee Limited Partnership III ("JLPIII"), Schottenstein Professional Asset Management Corp. ("SPAMC"), Jay L. Schottenstein ("JS") and Schottenstein Stores Corporation ("SSC"). JLP, JLPIII, SPAMC, JS and SSC (each a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Shares and are collectively referred to as the "Reporting Group." Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

                  The summary description contained in this Amendment No. 1 of certain documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as exhibits hereto. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.           SECURITY AND ISSUER.

                  This Amendment No. 1 relates to shares of common stock, $.01 par value (the "Shares"), of Burnham Pacific Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 610 West Ash Street, San Diego, CA 92101.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                  SSC purchased an aggregate of 296,800 Shares for an aggregate consideration (including brokerage commissions) of approximately $3,704,342. SSC acquired such Shares by drawing from its working capital.

                  In connection with the currently contemplated undertaking by an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") to


                                   (7 of 18)
provide up to $800 million of new senior debt, National City Bank provided a letter, dated June 9, 1999 (the "National City Bank Letter"), regarding the financial assets of SSC and its shareholders. A copy of the National City Bank Letter is filed as Exhibit 3 hereto and incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

                  On June 16, 1999, SSC delivered a letter to the Board of Directors of the Company (the "SSC Letter") in which the Reporting Group expressed continued interest in purchasing additional Shares to facilitate the Reporting Group's proposed acquisition of all of the outstanding Shares. The Reporting Group also requested that the Company's Board of Directors take all necessary action to allow the Reporting Persons to purchase in excess of 9.8% of the outstanding Shares. A copy of the SSC Letter is filed as Exhibit 4 hereto and incorporated herein by reference.

                  It should be noted that the possible activities of the Reporting Group are subject to change at any time, and that the Reporting Persons may purchase additional Shares of the Company from time to time in the open market, in privately negotiated transactions with third parties or otherwise or may sell Shares held by them in the open market, in privately negotiated transactions or otherwise; however, there is no assurance that the Reporting Persons will actually purchase any additional Shares or dispose of any Shares.

                  The information set forth in Item 3 of this Statement is hereby incorporated by reference.

                  Except as set forth above and in the Schedule 13D, as of the date of this Amendment No. 1, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


                                   (8 of 18)

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date of this Amendment No. 1, the Reporting Persons beneficially owned the number of Shares respectively set forth below. The percentages set forth below represent the percentage of the outstanding Shares (based on a total of 31,960,008 Shares outstanding as reported in the Company's Quarterly Report on Form 10Q for the quarterly period ended March 31
1999) represented by the Shares beneficially owned by the Reporting Persons.


Reporting Person          Number of Shares               Percent
----------------          ----------------               -------
JLP                          1,386,000                     4.3%
JLPIII                       1,219,800                     3.8%
SPAMC                        2,605,800                     8.2%
JS                           2,902,600                     9.1%
SSC                           296,800                      0.9%

                  As of the date of this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 2,902,600 Shares, or approximately 9.1% of the Shares deemed outstanding.


                  Except as set forth in this Paragraph (a) of this Item 5, to the best knowledge of the Reporting Persons, none of the other persons identified pursuant to Item 2 of the Schedule 13D beneficially owns any Shares.


                  By virtue of their status as a "group" for purposes of Rule 13d-5, each of the members of the Reporting Group may be deemed to have shared voting and dispositive power over the Shares owned by the other members. However, the filing of this Amendment No. 1 shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other member of the Reporting Group.


                                   (9 of 18)

                  (b) JLP has sole voting power and sole investment power with respect to all of the 1,386,000 Shares it beneficially owns.

                  JLPIII has sole voting power and sole investment power with respect to all of the 1,219,800 Shares it beneficially owns.

                  SSC has sole voting power and sole investment power with respect to all of the 296,800 Shares it beneficially owns.

                  By virtue of being the sole general partner of each of JLP and JLPIII, SPAMC is for purposes of this Amendment No. 1, a beneficial owner of all the Shares of which each of JLP and JLPIII is a beneficial owner.

                  By virtue of being the trustee of each of the trusts which constitute all of the shareholders of SPAMC, JS may be for purposes of this Amendment No. 1, a beneficial owner of all the Shares of which SPAMC is a beneficial owner.

                  By virtue of being the Chairman of the Board and Chief Executive Officer of SSC, JS may be for purposes of this Amendment No. 1, a beneficial owner of all the Shares of which SSC is a beneficial owner.

                  SPAMC disclaims beneficial ownership of the aggregate 2,605,800 Shares, referred to above, as to which it may be deemed to have shared voting and dispositive power. JS disclaims beneficial ownership of the aggregate 2,902,600 Shares, referred to above, as to which he may be deemed to have shared voting and dispositive power.

                  (c) The information concerning transactions in the Shares effected by the Reporting Persons during the past 60 days is set forth in Appendix A hereto and incorporated herein by reference. All such transactions were effected through the open market.

                  (d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities.

                  (e)      Not applicable.


                                   (10 of 18)

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following are filed herewith as exhibits to this Amendment No. 1.


Exhibit 3.        National City Bank Letter, dated June 9, 1999

Exhibit 4.        SSC Letter, dated June 16, 1999










                                   (11 of 18)

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1999

                                  JUBILEE LIMITED PARTNERSHIP

                                  By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                      MANAGEMENT CORP., as sole general
                                      partner

                                      By: /s/ Jay L. Schottenstein
                                          --------------------------------------
                                          Name: Jay L. Schottenstein
                                          Title: President & Chairman


                                  JUBILEE LIMITED PARTNERSHIP III

                                  By: SCHOTTENSTEIN PROFESSIONAL ASSET
                                      MANAGEMENT CORP., as sole general
                                      partner

                                      By: /s/ Jay L. Schottenstein
                                          --------------------------------------
                                          Name: Jay L. Schottenstein
                                          Title: President & Chairman


                                  SCHOTTENSTEIN STORES CORPORATION

                                  By: /s/ Jay L. Schottenstein
                                      ------------------------------------------
                                      Name: Jay L. Schottenstein
                                      Title: Chairman & Chief Executive Officer



                                 /s/ Jay L. Schottenstein
                                 -----------------------------------------------
                                 JAY L. SCHOTTENSTEIN



                                   (12 of 18)

                                                                   APPENDIX A

                    TRANSACTIONS BY THE REPORTING PERSONS IN
                     BURNHAM PACIFIC PROPERTIES, INC. SHARES
                             DURING THE PAST 60 DAYS


                           Jubilee Limited Partnership

Date                  Number of Shares Bought  Price Per Share ($)  Commission ($)        Total Cost ($)
----                  -----------------------  -------------------  --------------        --------------
13-Apr-99                   21,200               10.050              1,060.00                213,060.00
14-Apr-99                   26,800               10.050              1,340.00                269,340.00
16-Apr-99                1,063,000               10.053             53,150.00             10,686,232.70
21-May-99                  275,000               11.011             13,750.00              3,027,997.50




                         Jubilee Limited Partnership III


Date                  Number of Shares Bought  Price Per Share ($)  Commission ($)        Total Cost ($)
----                  -----------------------  -------------------  --------------        --------------

21-May-99                  125,000               11.011              6,250.00            1,376,362.50
26-May-99                   19,300               10.846                965.00              209,333.59
27-May-99                  821,900               10.933             41,095.00            8,985,503.94
01-Jun-99                  250,000               11.050             12,500.00            2,762,500.00
04-Jun-99                 3,600.00               11.050                180.00               39,780.00





                                   (13 of 18)

                        Schottenstein Stores Corporation


Date                  Number of Shares Bought  Price Per Share ($)  Commission ($)        Total Cost ($)
----                  -----------------------  -------------------  --------------        --------------

07-Jun-99                   52,500               12.450              2,625.00              653,646.00
09-Jun-99                  181,500               12.488              9,075.00            2,266,481.25
10-Jun-99                   62,800               12.488              3,140.00              784,215.00









                                   (14 of 18)

                                  Exhibit Index
                                  -------------


Exhibit                                                                   Page
-------                                                                   ----

   3.          National City Bank Letter, dated June 9, 1999               16

   4.          SSC Letter, dated June 16, 1999                             17






                                   (15 of 18)